

Mail Stop 3720

December 28, 2009

Mr. Steven van der Velden
President and Chief Executive Officer
Elephant Talk Communications, Inc.
Schiphol Boulevard 249
1118 BH Schiphol
The Netherlands

> **RE: Elephant Talk Communications, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-30061**

Dear Mr. van der Velden:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP
Via Facsimile: (212) 370-7889